

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2020

Pablo Legorreta
Chief Executive Officer
Royalty Pharma plc
110 East 59th Street
New York, New York 10022

      Re: Royalty Pharma plc
          Amendment No. 2 to Draft Registration Statement on Form S-1
          Submitted April 23, 2020
          CIK No. 0001802768

Dear Mr. Legorreta:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Ibrance, page 137

1.   Your response to prior comment 3 indicates that disclosing royalty ranges for Ibrance and PT027 is not required because presentation of ranges for such immaterial assets would not be meaningful to investors in interpreting results or in assessing performance. Given your disclosure in the second paragraph of this section that global end market sales of Ibrance are expected to grow to approximately $9.4 billion in 2024, it is unclear from your current disclosure how investors would understand that royalties on Ibrance are immaterial to your business. Accordingly, please revise your disclosure to clarify the significance of the Ibrance assets. In addition, revise your presentation on page 4 so that you are not giving undue prominence to your Ibrance and PT027 assets by highlighting them in your

Summary.

Capital Structure, page 166

2.   Please disclose the substance of your response to prior comment 6.

      You may contact Christine Torney at (202) 551-3652 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Marcel Fausten, Esq.